Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Standard Lithium Ltd. (the “Company”)

Suite 1625 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Item 2.	Date of Material Change

August 27, 2026

Item 3.	News Release

The news release was disseminated by Globe Newswire on August 31, 2026, and was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

Smackover Lithium, a partnership between the Company, through its subsidiaries, and Equinor, through subsidiaries of Equinor ASA, announced the signing of its second commercial offtake agreement for the South West Arkansas Project (the “Project”) with LG Energy Solution, Ltd.

Item 5.	Full Description of Material Change

Smackover Lithium announced the signing of its second commercial offtake agreement for the Project with LG Energy Solution. LG Energy Solution is a leading global manufacturer of lithium-ion batteries for diverse applications including energy storage systems and electric vehicles.

Under the terms of this binding take-or-pay offtake agreement (the “Agreement”), the Project will supply LG Energy Solution with 8,000 metric tonnes per year of battery-quality lithium carbonate over a 10-year period following the start of commercial production. Pricing and other key commercial terms are subject to confidentiality but are structured to support anticipated financing for the Project.

The Project is seeking customer offtake agreements totalling roughly 80% of the 22,500 metric tonnes of annual nameplate lithium carbonate capacity for its initial phase. Combining this Agreement with the previously announced Trafigura offtake agreement for 8,000 metric tonnes per year over 10 years means that roughly 90% of the total targeted offtake volume has now been committed. The partnership remains in advanced discussions with several prospective customers and aims to conclude the offtake process shortly with the expectation of signing one additional smaller agreement.

The customer offtake process is being run in conjunction with the Project financing process and is critical to supporting the contemplated debt size, duration and structure. Smackover Lithium provided a financing update on December 9th, 2025 highlighting indications of interest for over $1 billion in Project debt from three major Export Credit Agencies (“ECAs”). The due diligence and other customary processes by those ECAs in furtherance of the Project financing are well underway. The partnership is targeting a Final Investment Decision this year (“FID”). Construction is planned to begin promptly following FID, enabling first commercial production of battery-quality lithium carbonate in 2029.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

David Park

Chief Executive Officer

(604) 409-8154 | investors@standardlithium.com

Item 9.	Date of Report

September 8, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this material change report, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the timing of any development of the Project, the Agreement’s ability to move the Project towards FID and commercial production on the timelines anticipated, the expectation and timing of finalizing additional offtake agreement(s), if any, the anticipated pricing and take-or-pay structure of any additional offtake agreement, the ability of the partnership to supply 8,000 metric tonnes per year of battery-quality lithium carbonate, the ability to secure debt financing on terms and timelines acceptable to the Company, regulatory or government requirements or approvals and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.